UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 6, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 6, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

RESULTS PRESENTATION
1ST QTR 2024

5G

TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

TIM

DISCLAIMER

This presentation **contains declarations that constitute forward-looking statements regarding the intent**, belief or current expectations of value creation, customer base dynamics, estimates regarding future financial results and other aspects of the activities.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements, those do not represent necessarily a formal guidance.

Such **forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected** as a result of various factors.

Financial figures are presented considering impacts from IFRS 16 adoption, unless otherwise indicated. Normalized numbers in this presentation are adjusted by the effects described in footnotes.

(1) Net Revenue normalized by the temporary effect of inefficiency of PIS/COFINS as a result of the contract signed between TIM S.A and Cozani (+R$41.0 million in 1Q23). The merger of Cozani into TIM S.A. took effect on April 1st, 2023.

(2) Operating Costs normalized by: non-recurring effect from the accounting for the closing price adjustment agreement for Oi's mobile assets (-R$303.4 million in 4Q23), expenses with consulting services within the scope of the acquisition project of Oi Mobile and customer migration (+R$190k in 4Q23 and +R$12.5 million in 1Q23), PIS/COFINS credits generated in the intercompany contract with Cozani (-R$17.7 million in 1Q23) and expenses with FUST/FUNTEL related to the intercompany contract with Cozani (+R$886k in 1Q23).

(3) Normalized EBITDA according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs section (-R$303.2 million in 4Q23 and -R$4.4 million in 1Q23).

(4) Net Financial Result normalized by the monetary adjustment on the non-recurring effect of the accounting for the closing price adjustment agreement for Oi's mobile assets (+R$27.5 million in 4Q23).

(5) Normalized Net Income according to the items described in the Revenue, Costs and Net Financial Results sections, as previously described, and non-recurring items in Income Tax and Social Contribution: impact from deferred and current taxes on the non-recurring effect of the accounting for the closing price adjustment agreement for Oi's mobile assets (+R$93.8 million in 4Q23), tax credits related to the intercompany contract with Cozani (-R$8.2 million in 1Q23) and other tax effects (-R$64k in 4Q23 and -R$4.2 million in 1Q23).

REAPING THE BENEFITS OF A WELL-DESIGNED PLAN AND SHARP EXECUTION

- Solid above inflation expansion in Service Revenue[1] (**+7.3%** YoY in 1Q24)
- Robust TIM's 5G rollout, already covering **266 cities**, including all capitals
- Double digit EBITDA[1] growth (**+10.7%** YoY in 1Q24) with margin expansion
- Launch of **TIM IoT Solutions** brand and an innovative bundle offer for Agribusiness
- Best 1st quarter OpFCF[2] **R$ 843 Mln** (+58.6% YoY in 1Q24)
- 1st IoC tranche **R$ 200 Mln** announced in March

(1) Normalized for the effects detailed in slide 2; (2) OpFCF calculated as EBITDA-AL minus Capex.

FINANCIALS: SOLID EXPANSION WITH CONSISTENT PERFORMANCE ACROSS ALL REVENUE LINES

TOTAL NET REVENUE GROWING HIGH-SINGLE DIGIT

(Normalized[1] Net Revenue in R$ Mln; %YoY)



7.3%
6,096
5,681
Products
174
Fixed
315
186
332
7.4%
Mobile Service Revenue[1]
5,193
5,577
1Q23
1Q24

- **Mobile ARPU[1] keeps growing in a fast pace, achieving the highest 1Q YoY growth ever (+8.8%)**
- **Highest broadband ARPU ever, growing 3.1% YoY and reaching R$ 95.8**

Service Revenue[1]

+7.3% YoY in 1Q24

High-Single digit growth in Mobile and Fixed streams assured a consistent service revenue performance.

Mobile Service Revenue[1]

+7.4% YoY in 1Q24

Solid mobile performance fueled by organic growth.

TIM UltraFibra Revenue

+9.1% YoY in 1Q24

High-Single digit growth, keeping the FTTH expansion in focus.

Products Revenue

+7.3% YoY in 1Q24

Diversifying products portfolio to meet customer needs and offer greater convenience.

(1) Normalized for the effects detailed in slide 2.

MOBILE: CAPTURING VALUE THROUGH CUSTOMER BASE TRANSFORMATION

MOBILE ARPU[1] INCREASES HIGH SINGLE-DIGIT...
(R$ /Mo)



8.8%
27.9
30.3
1Q23
1Q24

- Postpaid ex-M2M ARPU increased 6.3% YoY in 1Q24
- Prepaid ARPU grew 5.4% YoY in 1Q24

... AS WE IMPROVE COSTUMER BASE PROFILE

POSTPAID EX-M2M CHURN RATE SUSTAINS THE LEVEL

0.8%
(per month)
-1.2 p.p. YoY in 1Q24

Churn reduction, reflecting improved customer satisfaction and loyalty through enhanced overall quality and value proposition

UPGRADING OUR CUSTOMER BASE

+10.9%[2]
YoY in 1Q24
MIGRATION PREPAID TO POSTPAID

Increase in Pre-to-Post migration, highlighting a coherent and consistent customer base management and the attractiveness of our postpaid plans.

ACCELERATING POSTPAID ACQUISITION

Net adds evolution (ex-M2M)
(Net adds in '000)



279
357
382
415
1Q23
2Q23
3Q23
4Q23
1Q24

Net Adds on the positive side, thanks to our strategy to improve customer base evolution.

(1) 1Q23: Postpaid to prepaid reclassification of 900k customers, due to Oi M&A transaction; (2) Migration from Prepaid to Postpaid Ex-Cozani.

MOBILE: THE 3Bs STRATEGY IN ACTION TO DELIVER THE BEST VALUE PROPOSITION AND CHANGE CLIENTS' MINDSET

Best Service

First and only company in Brazil to be awarded the Procon SP seal for the best complaint resolution rate for 10 months

High Resolvability Index at Anatel Consumidor, with a percentage **of approximately 94%**

+29% YoY growth in NPS in Human assistance in call center in 1Q24

More than 50% of customer interactions are digital (+29% YoY)

Best Network

5G sustaining good expansion performance, already covering all the country's capitals and all the neighborhoods of **8 capitals + DF**


5G

1st

TIM is the **most reliable operator** in terms of **best 5G signal availability** in the Brazilian market, according to OpenSignal's global report[1] on mobile operator reliability

Best Offer



TIM exclusive in-flight connectivity, **now boosted with streaming** on all Gol and Latam domestic flights

Partnership with Zé Delivery, providing more benefits and **increasing customer loyalty**, since users of the Zé Delivery app have **15% higher spending** than non-users.



PERCEPTION CHANGE AND BRAND RECOGNITION


TEST DRIVE
TIM

+18.5%

Increase of brand awareness since offer launch

TEST DRIVE AS DRIVER FOR CHANGING QUALITY PERCEPTION

First and only operator in LatAm **to launch a network test offer**, showing the confidence we have in the quality of our network.

MUSIC AS A CONNECTION BETWEEN OUR VALUES AND CUSTOMERS

TIM and music come together to create new possibilities, celebrating diversity and building new connections, transforming melodies into unforgettable moments.


NA TIM, A MÚSICA NÃO PARA.
TIM
TIM MUSIC
NOITES CARIOCAS

(1) Source: Mobile Time (Click here);

B2B VERTICALS CONTINUE TO EVOLVE: LAUNCH OF TIM IOT SOLUTIONS

WE ARE STRUCTURING OUR B2B INITIATIVES INTO A SINGLE BRAND

LAUNCH OF THE PRIVATE PROJECT WITH THE LARGEST 4G AREA IN THE COUNTRY

bp bunge bioenergia

In partnership with BP Bunge, we will guarantee the provision of a 4G signal to an area of 3 million hectares in Brazil

This is the private project with the largest area with 4G in the country, reducing costs and increasing productivity of Bunge's operation, as well as providing connectivity to communities in 46 municipalities

OFFER INNOVATION: FIRST BUNDLE IN IOT (MACHINERY + CONNECTIVITY)

"BUY A TRACTOR AND GET A 4G TOWER FOR YOUR FARM"
Innovative offer in a partnership with CASE IH (CNHi) that includes a 4G network tower with acquisition of smart machinery

CNH INDUSTRIAL

Another step to develop our B2B strategy aiming to target more clients and facilitate the digitalization of the agribusiness in the country



HIGHLIGHTS OF TIM IOT SOLUTIONS RESULTS

+17Mln	+224k	+4,700	+191k
Of 4G Hectares	Rural properties covered	Km of highways covered	Sold poles of smart lighting

TIM ULTRAFIBRA: FOCUS ON VALUE TO SUPPORT GROWTH WITH PROFITABILITY

TIM ULTRAFIBRA NET REVENUE SUSTAINED THE PACE
(R$ Mln; %YoY)



209
229
9.1%
FTTC
FTTH
1Q23
1Q24

We maintained our rapid pace of growth, achieving the **highest broadband ARPU ever**

ABOVE 90% OF OUR CUSTOMER BASE IN FTTH
(Customer Base in '000)



732
806
10.1%
23.8%
-47.8%
FTTH
FTTC
1Q23
1Q24

We continue to focus on the migration and expansion of the FTTH base, guaranteeing the **delivery of higher connection quality and speed**

SIGNIFICANT GROWTH IN MORE EFFICIENT CHANNELS

- **+13.4 p.p.** YoY growth in digital channels
- **+7.1 p.p.** YoY growth in stores

FINANCIALS: ROBUST EBITDA NUMBERS, DOUBLE-DIGIT GROWTH WITH MARGIN EXPANSION

EBITDA GROWTH FUELED BY REVENUE EXPANSION AND KEEPING COSTS UNDER CONTROL

(Normalized[1] EBITDA in R$ Mln; %YoY)



2,890
10.7%
2,612
1Q23
1Q24

8 CONSECUTIVE QUARTERS OF DOUBLE-DIGIT GROWTH AT EBITDA-AL

(Normalized[1] EBITDA-AL in R$ Mln; %YoY)



2,198
20.7%
1,820
1Q23
1Q24

- Decommissioning fines totaled R$ 27 Mln in the 1Q24
- ~R$ 100 Mln less in recurring leases expenses versus 1Q23

MARGIN FULLY RECOVERED AFTER M&A TRANSACTIONS' IMPACTS

(Normalized[1] EBITDA Margin; %)



47.4%
45.9%
46.6%
44.9%
46.0%
1Q20
1Q21
1Q22
1Q23
1Q24

400 BPS EXPANSION MARKING THE BENEFITS OF A HOLISTIC APPROACH TO EFFICIENCY

(Normalized[1] EBITDA-AL Margin; %)



36.1%
35.7%
35.9%
33.3%
32.0%
1Q20
1Q21
1Q22
1Q23
1Q24

(1) Normalized for the effects detailed in slide 2.

FINANCIALS: NET INCOME CONTINUES TO GROW STRONGLY, SUPPORTED BY OPERATIONAL EFFICIENCY

NET INCOME CONTINUES TO GROW STRONGLY BY DOUBLE-DIGIT

(Normalized[1] Net Income in R$ Mln)



19.0%
437
278
22
-302
88
-4
519
1Q23
EBITDA
D&A
Net Financial Results
Taxes
Equity Investment
1Q24

5 consecutive quarters of Net Income year-on-year increase

Main effects in the quarter:

D&A (-1.3% YoY):
Leases reduction totaled R$ 157 Mln YoY in 1Q24, however was partially offset by higher depreciation in transmission equipment

Net Financial Result (+135.0% YoY):
Despite lower interest on financial debt and leases, negative MTM over derivatives and a year-on-year comparative basis impacted by the renegotiation of tower contracts in 1Q23 led to higher financial expenses

Taxes (-56.1% YoY):
Due to the approval of R$ 200 Mln in IoC payments in 1Q24, benefiting the tax shield

(1) Normalized for the effects detailed in slide 2.

FINANCIALS: OPERATING CASH FLOW GROWING AT SOUND PACE, WHILE MANTAINING A STRONG BALANCE SHEET

FAST OpFCF EXPANSION

(EBITDA-AL[1] minus Capex in R$ Mln; %YoY)


532
58.6%
843
1Q23
1Q24

% of Net Revenues[1]	1Q23	1Q24
	9.4%	13.8%

- EBITDA[1] minus Capex grew by 16.1% YoY in 1Q24, as % of Net Revenues was 25.2%
- Capex reached R$ 1,355 Mln, growing 5.1% YoY as 5G rollout continues

STRONG BALANCE SHEET SUPPORTING OUR FINANCIAL SUSTAINABILITY

(Net Debt in R$ Mln)


-14.2%
15,094
12,943
1Q23
1Q24

Net Debt/ Norm. EBITDA LTM		1Q23	1Q24
	Normalized	1.41	1.08
	After Leasing	0.28	0.09

- **Fistel[2]**: TFF payment remains under discussion (~R$ 2.7 Bln accounted until 1Q24).

(1) Normalized for the effects detailed in slide 2; (2) See Note 22 of the Financial Statements.

PEOPLE, SOCIETY AND ENVIRONMENTAL ACHIEVEMENTS

Results highlighted in TIM's 2023 – ESG Report

- **>36%** Women in Leadership, target achieved 2 years earlier
- **101** (#) Distributed Generation Power Plants in operation (solar, hydro and biogas)
- CDP A LIST 2023 CLIMATE — "A List" Climate 2023 CDP award

Highlights of the ESG Plan 2024-26

- **≥25%** (Until 2025) Black employees in leadership positions
- **32Mln** (Until 2026) Hectares covered
- **≥95%** (Until 2026) Reuse or recycling of solid waste

EXCELLENCE IN DIVERSITY AND INCLUSION

TIM was 4x recognized in the Diversity rankings at Great Place to Work Brazil


A EQUIDADE
É POSSÍVEL

The only telco to be awarded in 4 categories:

- Melhores Empresas Para Trabalhar™ Étnico-racial — Great Place To Work. BRASIL 2023 — **Ethnic-racial Seal**
- Melhores Empresas Para Trabalhar™ Mulher — Great Place To Work. BRASIL 2023 — **Woman Seal**
- Melhores Empresas Para Trabalhar™ LGBTQIA+ — Great Place To Work. BRASIL 2023 — **LGBTQIA+ Seal**
- Melhores Empresas Para Trabalhar™ 50+ — Great Place To Work. BRASIL 2023 — **Over 50 Seal**

In our journey, we achieved ESG goals, strengthened the performance of affinity centers, valued diversity and promoted inclusion.

BEST RESULTS FOR A 1st QUARTER IN OUR HISTORY: A SOLID START FOR THE YEAR AHEAD

MOBILE

- **Best Service:** CEX to continue with solid achievements, while we work on **changing clients' perception**
- **Best Network: keep the robust 5G rollout** to sustain the network and quality leadership
- **Best Offer: new partnerships and portfolio evolution** to be launched in the upcoming months

B2B

- Materializing the **B2B opportunity** with a **new brand and robust structure**
- Expanding our portfolio with **new IOT solutions**

BROADBAND

- Maintain a **value-driven approach** in a challenging market
- Keep a selective and consistent growth strategy

EFFICIENCY

- Tower decommissioning **financial impacts almost concluded**
- Holistic approach to efficiency: traditional initiatives + digitalization, **now with the aid of AI to broaden the benefits**

PEOPLE, SOCIETY AND ENVIRONMENT

- Connecting our business with **people and society developments**
- Working consistently to **reduce environmental impacts**